02041780

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...14 June....2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 14 June 2002

BY..............................
Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

14 JUNE 2002

We have received today a notification dated 12 June 2002, on behalf of CGNU plc and its subsidiary, Morley Fund Management Ltd stating that the CGNU group were interested in 16,808,731 shares in United Utilities PLC amounting to 3.02% of the issued share capital.

The shares were registered in the names of the following holders:

Registered holder	Number of shares
BNY Norwich Union Nominees Ltd	5,795,524
BT Globenet Nominees Ltd	4,760
Chase GA Group Nominees Ltd	6,383,863
CUIM Nominee Ltd	4,219,918
RBSTB Nominees Ltd	336,903
Hibernian Investment Managers Ltd	67,763

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United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol 'UU'.